

June 2, 2023

Emilio Cañavate
Chief Financial Officer
Turbo Energy, S.A.
Plaza de América
Number 2, 4B
València, Spain 46004

      Re: Turbo Energy, S.A.
          Amendment No. 2 to Draft Registration Statement on Form F-1
          Submitted May 25, 2023
          CIK No. 0001963439

Dear Emilio Cañavate:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted May 25, 2023

Related Party Transactions, page 67

1.   Item 7.B. of Form 20-F requires that you include information since the beginning of the company's preceding three financial years up to the date of the document. Please revise.

Consolidated Financial Statements
Note 12 - Share Capital, page F-20

2.   We note in February 2023 the Company approved a forward stock split on a 20-for-1 basis that increased your issued and outstanding share capital from 2,504,285 ordinary shares to 50,085,700 ordinary shares. We also note during December 2022 you issued 50,000,000

shares (2,500,000 shares on a pre-stock split basis) of common stock for proceeds of €2,500,000, to your parent company, who is also your sole shareholder. Given the impact of the share issuance during December 2022 and the forward stock split in February 2023 relative to the Company's historical capitalization, neither of which impacted the ownership of the Company, please explain to us how and why you determined it would not be more appropriate to also retro-actively reflect the share issuance that occurred during December 2022 in determining the number of shares outstanding used to calculate earnings per share during each period presented, similar to the treatment of the forward stock split. Please specifically address your consideration of paragraphs 21, 26, 28, and 64 of IAS 33. In this regard, it appears the December share issuance may lack substance and the current earnings per share disclosures are not indicative of the actual capitalization of the Company going forward.

You may contact Eiko Yaoita Pyles at 202-551-3587 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Louis A. Bevilacqua